

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2010

Mr. Ronald J. Ricciardi
Chief Executive Officer and Chief Financial Officer
101 Hangar Road
Avoca, Pennsylvania 18641

> **Re:** **Saker Aviation Services, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 000-52593**

Dear Mr. Ricciardi:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2009

Management's Discussion and Analysis

– Liquidity and Capital Resources, page 13

1. We note your disclosure that in April 2009 you entered into an amendment with two note holders under which the holders agreed to reduce the collective remaining principal of their Notes to $180,000 from $200,000 and amend the maturity date and interest rate of

the notes. Please tell us how you accounted for this debt modification in accordance with ASC 470-50-40.

Audited Financial Statements

Balance Sheet, page 20

2. We note from your balance sheet that you have recorded an amount attributable to a non-controlling interest in the equity section as of December 31, 2009 and 2008. Please explain to us and disclose in the notes to the financial statements, the nature of this ownership interest and tell us how you have calculated or determined the amount of non-controlling interest to be recorded. Also, please tell us why you have not recorded any net income/loss attributable to the non-controlling interest on the statement of operations. Please see the guidance in ASC 810-10-45. Also, please provide for us and include in future filings, the disclosures required by ASC 810-10-50.

Statements of Operations, page 21

3. We note that you have $176,596 of other income reported on the statement of operations that is titled "other." Please explain to us the nature of this amount.

Statements of Stockholders' Equity, page 22

4. We note that in 2008 you recorded $749,848 in non-controlling interest for the "issuance of non-controlling interest." Please explain to us the nature of this transaction as well as the nature of the transaction that resulted in a $212,961 increase in non-controlling interest in fiscal 2009. Also, in light of the fact that both these transactions are included in net cash provided by financing activities on the statements of cash flows, please tell us how these transactions both resulted in increases of cash.

5. We note that in 2008 you issued 600,000 shares of restricted stock under a consulting agreement. Please tell us, and disclose in future filings, the nature of this transaction and explain to us how you accounted for this issuance of stock. As part of your response, please tell us how you calculated or determined the value of the stock issued. If stock was valued at "fair value" please tell us how the fair value was determined.

Notes to the Financial Statements

Note 1. Nature of Operations

6. We note your disclosure that on July 9, 2008 you formed FFH as a subsidiary to operate the Downtown Manhattan Heliport via a concession agreement awarded to the Company by the City of New York. Please explain to us the nature and terms of the concession agreement and tell us how you accounted for this initial award within you financial statements and provide us with the authoritative guidance you relied upon in determining

the appropriate treatment. Also, in regards to your disclosure in Note 3 that you must pay a certain percentage of revenue earned on the Heliport each year, please tell us whether you are accounting for this revenue on a gross or net basis in your financial statements in accordance with the guidance in ASC 605-45-45.

Note 2. Discontinued Operations – Related Party Transaction and Note Receivable, page 24

7. We note that in connection with the sale of Airborne you made a non-interest bearing loan to Airborne of $750,000, and in addition, the Airborne Loan Agreement provides that the Company will share a percentage of any remaining available sale proceeds. We also note your disclosure that you entered into a Loan Agreement with Airborne and Five Star Bank as co-borrowers on the loan, which was subsequently assigned to Birch Hill Capital. In light of these transactions, it appears that the cash flows of Airborne may not have been eliminated from the Company. Please explain to us how you evaluated the disposal of Airborne as a discontinued operation and why you believe it is appropriate to classify the disposal as such. Refer to the guidance in ASC 205-20-45.

8. We note your calculation of the gain on the sale of the subsidiary which resulted in a gain of $469,262 recognized in the year ended December 31, 2009. Please tell us how you determined the fair value of the consideration received in the transaction. As part of your response, please tell us how you valued the 3,418,534 shares of common stock returned by the Dows, as well as all of their options and warrants.

9. We note that you have recorded the Airborne Loan Agreement at its present value at December 31, 2009 based on a discount rate of 7%. Please explain to us, and disclose in future filings, how you are accounting for the accretion of this discount.

Note 5. Sale of Subsidiary, page 27

10. We note your disclosure that NWJC was sold in June 2009 for $279,000 and net proceeds of the transaction were recorded in other income for the year ended December 31, 2009. Please tell us the amount recorded as other income due to the sale of NWJC and explain to us how that amount was calculated or determined. Also, in light of the fact that in Note 2 you disclose that NWJC is included in discontinued operations due to the sale in 2009, we would expect that any gain on the sale of the entity is also included in discontinued operations. Please advise or revise accordingly.

Note 6. Summary of Significant Accounting Policies

- Property and Equipment, page 28

11. We note your disclosure that property and equipment are stated at cost. Please revise to include a description of the method(s) used to compute depreciation for major classes of depreciable assets. See paragraph 5 of APB 12.

Note 7. Acquisition of New World Jet Corporation, page 31

12. We note your disclosure that in connection with the acquisition of NWJC you issued Gold Jets LLC a warrant to purchase up to 2 million shares of common stock at an exercise price of $.50 per share. Please tell us how you valued the warrant at the time of issuance and how you accounted for it. Also, please tell us how you determined the amount of the $191,167 charge at the time of the Airborne divestiture and explain to us why the charge was made in 2008 when the Airborne divestiture was not until 2009.

Note 13. Stockholders' Equity – Warrants, page 34

13. We note your disclosure that on December 29, 2009 you issued a warrant to purchase up to 2,900,000 shares of common stock at an exercise price of $.05 per share in connection with a financing event. Please explain to us the nature and terms of this financing event and tell us how you valued and accounted for the warrants issued.

Item 9A(T). Controls and Procedures, page 40

14. We note that in the first paragraph of the section titled "Evaluation of Disclosure Controls and Procedures," you disclose that management concluded that your disclosure controls and procedures were effective. However, in the second paragraph of this section you disclose that management concluded there is a significant deficiency with respect to the Company's internal control over financial reporting. In light of this disclosure of a significant deficiency, please explain to us why you disclose in the next section titled "Management's Report on Internal Control Over Financial Reporting," that based on your evaluation under the framework in Internal Control-Integrated Framework, your internal control over financial reporting was <u>effective</u> at the reasonable assurance level as of December 31, 2009. In light of the significant deficiency disclosed it appears that your internal control over financial reporting was not effective as of December 31, 2009. Furthermore, please explain to us how you are able to conclude your disclosure controls and procedures are effective when your internal controls over financial reporting are not effective. Please advise or revise accordingly. We note that you have similar inconsistent disclosures in the Forms 10-Q for the 2010 quarters ended March 31, June 30, and September 30, 2010. Please similarly address.

Form 10-Q for the Quarter Ended September 30, 2010

Statements of Operations

15. We note from your discussion in MD&A that other expense for the nine months ended September 30, 2010 is mostly municipal taxes and fees. Please tell us the nature of these taxes and fees and explain to us why you believe it is appropriate to classify these amounts as non-operating expenses. Also, we note your disclosure in MD&A that

amounts in the three and nine months ended September 30, 2009 relate to losses and gains on the sale of assets. Please tell us why you believe that the gain or loss on the sale of assets is properly classified as non-operating income/expense. See guidance in ASC 360-10-45-5.

Statements of Cash Flows

16. We note that you have recorded $796,887 as a cash flow from financing activities which is described as an "increase in non-controlling interest in subsidiary." Please tell us the nature of the transaction that resulted in this cash flow.

Note 2. Management's Liquidity Plan

17. We note your disclosure that in May 2010 the Birch Hill Credit Facility was modified such that the maximum line of credit was reduced to $500,000 and the remaining $500,000 was reclassified into a note with a 36-month term and 24-month balloon payment of principal and interest at 7% per year. We also note that the maturity date of the EuroAmerican Note was extended from February 27, 2011 to March 1, 2012. Please tell us how you accounted for the modifications to these debt instruments in accordance with ASC 470-50-40. As part of your response, please indicate the amount of any fees you paid in return for these modifications and how you accounted for the fees.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3306 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Facsimile
(570) 451-0952